UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MSO Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
553741 10 9
(CUSIP Number)
RMC Capital, LLC c/o Commonwealth Associates 830 Third Avenue, 8th Floor New York, New York 10022 (212) 829-5825
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2005
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 553741 10 9	SCHEDULE 13D	Page 1 of 1 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMC Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES	7	SOLE VOTING POWER 545,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 545,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON * OO

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of MSO Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 2333 Waukegan Road, Suite 175, Bannockburn, Illinois 60015.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) – (c)     This Statement on Schedule 13D is being filed by RMC Capital, LLC, a Georgia limited liability company (“RMC”). Michael Acks (“Mr. Acks”) is the President of RMC. Shannon Acks (“Ms. Acks”) is a Member of RMC. Robert Priddy (“Mr. Priddy”) is a Member of RMC. Christopher Priddy (“Chris Priddy”) is a Member of RMC. RMC together with Mr. Acks, Ms. Acks, Mr. Priddy and Chris Priddy are referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 3291 North Buffalo Drive, Suite 8, Las Vegas, Nevada 89129 The principal business of RMC is to invest in and acquire the securities of various companies. The principal business of Mr. Acks is to function as the President of RMC. The principal business of Ms. Acks is to function as a Member of RMC. The principal business of Mr. Priddy is to function as a Member of RMC. The principal business of Chris Priddy is to function as a Member of RMC.

        (d)     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     The citizenship of RMC is set forth above. Each of the other Reporting Persons is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

RMC was a stockholder of MSO Medical, Inc. (“MSO”). On May 26, 2005, a wholly-owned subsidiary of the Company merged with and into MSO, pursuant to which MSO became a wholly-owned subsidiary of the Company (the “Merger”). RMC acquired its shares of Common Stock upon the completion of the Merger, in a 1 for 1.53690425 exchange for its shares of common stock of MSO.

ITEM 4. PURPOSE OF TRANSACTION.

RMC acquired the securities described herein as a result of the Merger.

No Reporting Person has any present plans or proposals that relate to or that would result in:

Schedule 13D

        a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

        b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        c.     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d.     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e.     Any material change in the present capitalization or dividend policy of the Company;

        f.     Any other material change in the Company’s business or corporate structure;

        g.     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        h.     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i.     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        j.     Any action similar to any of those enumerated above.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the Common Stock referred to herein other than shares directly held in the name of such Reporting Person. As such, Mr. Acks, Ms. Acks, Mr. Priddy and Chris Priddy each specifically disclaim beneficial ownership in the Common Stock reported herein, except to the extent that each may have a direct pecuniary interest in such Common Stock. In addition, RMC may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by RMC in light of its general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        a.     As of the date hereof, RMC may be deemed to beneficially own an aggregate of 545,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, represents approximately 7.7% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

Schedule 13D

        b.     RMC may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 545,000 shares of Common Stock owned directly by it.

        c.     Other than the Merger, RMC has not effected any transactions in shares of Common Stock during the past 60 days.

        d.     Not applicable.

        e.     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement and Plan of Merger dated as of January 4, 2005 by and among the Company, a wholly owned subsidiary of the Company and MSO, the Amended and Restated Stockholders’ Agreement dated July 30, 2004 by and among the Company and certain investors in the Company, and the Amended and Restated Registration Rights Agreement dated July 30, 2004, there are no contracts, arrangements, understandings or relationships between RMC, Mr. Acks, Ms. Acks, Mr. Priddy and Chris Priddy and any other person with respect to the shares of Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following exhibit is filed as part of this Schedule 13D:

Exhibit 1:	Agreement and Plan of Merger dated as of January 4, 2005 by and among the Company, a wholly-owned subsidiary of the Company and MSO.

Exhibit 2:	Amendment No. 1 to Agreement and Plan of Merger dated February 18, 2005.

Exhibit 3:	Amendment No. 2 to Agreement and Plan of Merger dated May 6, 2005.

Exhibit 4:	Amended and Restated Stockholders Agreement dated July 30, 2004.

Exhibit 5:	Amendment to Amended and Restated Stockholders Agreement dated May 26, 2005.

Exhibit 6:	Amended and Restated Registration Rights Agreement dated July 30, 2004.

Exhibit 7:	Amendment to Amended and Restated Registration Rights Agreement dated May 26, 2005.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2005
Date
**
Signature
Michael Acks, President
Name/Title

By:  /s/ Tom Mason

** By Tom Mason as attorney-in-fact.

Schedule 13D

POWER OF ATTORNEY

The undersigned do hereby appoint Albert Henry and Tom Mason, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities in MSO Holdings, Inc. deemed held by undersigned, RMC Capital, LLC and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 31st day of May, 2005.

/s/ FBO RMC Capital, LLC
Signature
Michael Acks, President
Name/Title